OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Crowley Maritime Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
228090106
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	CUSIP No. 228090106	Page	2	of	4

1	NAMES OF REPORTING PERSONS: Crowley Maritime Corporation Retirement Stock Plan

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,075[1]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,075

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	EP
1  The power to vote the shares of the Issuer is held by a three-member Administrative Committee. The power to vote is treated as shared because Thomas B. Crowley, Jr., by virtue of his control of more than 50% of the Issuer’s voting power, could obtain the right to vote these shares within 60 days.

CUSIP No.	228090106	Page	3	of	4
Item 1(a). Name of Issuer:
Crowley Maritime Corporation
Item 1(b). Address of Issuer’s Principal Executive Offices:
9487 Regency Square Boulevard, Jacksonville, FL 32225
Item 2(a). Name of Person Filing:
Crowley Maritime Corporation Retirement Stock Plan
Item 2(b). Address of Principal Business Office or, if None, Residence:
9487 Regency Square Boulevard, Jacksonville, FL 32225
Item 2(c). Citizenship:
USA
Item 2(d). Title of Class of Securities:
Common Stock
Item 2(e). CUSIP Number:
228090106
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable
Item 4. Ownership.
(a) Amount beneficially owned:
8,075
(b) Percent of class:
9.0%
(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	0

(ii)	Shared power to vote or to direct the vote:	8,075[1]

(iii)	Sole power to dispose or to direct the disposition of:	0

(iv)	Shared power to dispose or to direct the disposition of:	0

[1]	The power to vote the shares of the Issuer is held by a three-member Administrative Committee. The power to vote is treated as shared because Thomas B. Crowley, Jr., by virtue of his control of more than 50% of the Issuer’s voting power, could obtain the right to vote these shares within 60 days.

CUSIP No.	228090106	Page	4	of	4
Item 5. Ownership of Five Percent or Less of a Class.
Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
All of the shares of Common Stock held of record by the Crowley Maritime Corporation Retirement Savings Plan have been credited to the accounts of participants and are fully vested and nonforfeitable. Participants’ accounts are also credited with dividends earned on the shares, if any. Such shares and dividends and other earnings are distributable if the participant dies, if the participant retires as a result of disability and, depending on the age of the participant at termination of employment, either at termination or within the three plan years that follow.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable
Item 8. Identification and Classification of Members of the Group.
Not Applicable
Item 9. Notice of Dissolution of Group.
Not Applicable
Item 10. Certification.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 9, 2007

CROWLEY MARITIME CORPORATION RETIREMENT STOCK PLAN
By:	/s/ Arthur F. Mead III
Name:	Arthur F. Mead III
Title:	Member, Administrative Committee